BAIYA INTERNATIONAL GROUP INC.

March 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Dietrich King

Re:	BAIYA INTERNATIONAL GROUP INC.
Registration Statement on Form F-1, as amended
File No. 333-275232

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Baiya International Group Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, March 6, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Lewis Brisbois Bisgaard & Smith LLP by calling John P. Yung at 916-646-8288, or Daniel B. Eng at 415-262-8508. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Lewis Brisbois Bisgaard & Smith LLP, Attention: John P. Yung, by email to john.yung@lewisbrisbois.com.

If you have any questions regarding this request, please contact John P. Yung of Lewis Brisbois Bisgaard & Smith LLP at 916-646-8288.

Very Truly Yours,

By:	/s/ Siyu Yang
Name:	Siyu Yang
Title:	Chief Executive Officer

cc:	John Yung, Lewis Brisbois Bisgaard & Smith LLP
Daniel B. Eng, Lewis Brisbois Bisgaard & Smith LLP